SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                     TEXAS INDUSTRIES, INC.
              ------------------------------------
                        (Name of Issuer)


                 Common Stock ($1.00 par value)
              ------------------------------------
                 (Title of Class of Securities)

                            882491103
                        ----------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
                ---------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        November 9, 2000
                   ---------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

     This Amendment No. 2 amends the Schedule 13D originally filed on February 3, 1999, as previously amended by Amendment No. 1 filed February 17, 2000 (the "Schedule 13D") by J.R. Simplot Self-
Declaration of Revocable Trust dated December 21, 1989 (the
"Trust"), relating to the common stock, par value $1.00 per share
(the "Stock") of Texas Industries, Inc. (the "Issuer").

     The purpose of this Amendment No. 2 is to report open market sales of Stock by the Trust.

     Except as expressly set forth in this Amendment No. 2, the
Schedule 13D remains in effect.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     (a - b) As of November 20, 2000, the Trust owned 1,188,500 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares. Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed October 6, 2000, with the Securities and Exchange Commission for the quarter ended August 31, 2000 (the "10-Q"), the shares owned by the Trust constitute approximately 5.6% of the 21,074,133 shares of Stock outstanding as of August 31, 2000, as reported in the 10-Q.

     (c) During the 60 days prior to and including November 17, 2000, the Trust acquired and sold the shares of Stock described below in open market transactions through ordinary brokerage transactions:



     Sale                No. of
     Date                Shares         Price per Share
     --------            ------         ---------------

     10/16/00              4,200        29.839
     10/17/00            116,000        27.764
     10/18/00             18,400        27.990
     10/19/00             12,000        28.2521
     11/08/00             20,000        23.792
     11/09/00             59,000        23.269
     11/10/00             51,300        22.1887
     11/13/00            323,500        21.04
     11/14/00            140,800        21.302
     11/15/00             50,000        21.561
     11/16/00             25,000        21.501
     11/17/00             36,500        21.5257

     (d - e)  Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                         J.R. Simplot Self-Declaration of
                         Revocable Trust


                         By   //s// J.R. Simplot
                         ---------------------------------------
                              J.R. Simplot, as Trustee
Date:  November 21, 2000